SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2010

Commission File no. 000-16008

DIAMANT ART CORPORATION
(Name of registrant)

6 Shields Court, Suite 203, Markham, Ontario, Canada, L3R 4S1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F    X      Form 40-F ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes____     No   X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes____     No   X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes____     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________

SIGNATURES

                              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAMANT ART CORPORATION

Date: November 12, 2010	By /s/ Matityaho Baumel
Matityaho Baumel
Director

SUBMITTED HEREWITH

Exhibits

99.1	Interim Voluntary Financial Information